UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-40724

Ridgetech, Inc.

(Translation of registrant’s name into English)

Ming Zhao

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-291941) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

As previously reported, at the annual general meeting of shareholders of Ridgetech, Inc. (the “Company”) held on August 25, 2026 (the “2026 Annual Meeting”), the shareholders of the Company approved a special resolution to adopt the Sixth Amended and Restated Memorandum and Articles of Association of the Company, in substitution for, and to the exclusion of, the Company’s existing Fifth Amended and Restated Memorandum and Articles of Association. The Sixth Amended and Restated Memorandum and Articles of Association, among other things, (i) reflects the creation of the Series A Preferred Shares and the associated statement of rights and (ii) revises the quorum requirement for general meetings so that a quorum is based on one or more members holding shares representing, in the aggregate, not less than one-third (33-1/3%) of the voting power attaching to the Company’s issued and outstanding voting shares entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. The Sixth Amended and Restated Memorandum and Articles of Association replaced the Company’s Fifth Amended and Restated Memorandum and Articles of Association in its entirety. The Sixth Amended and Restated Memorandum and Articles of Association was filed with the General Registry of the Cayman Islands on August 27, 2026. A copy of the Sixth Amended and Restated Memorandum and Articles of Association is attached to this report as Exhibit 1.1.

Exhibit No.	Description of Exhibit
1.1	The Sixth Amended and Restated Memorandum and Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2026	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

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